Exhibit 99.1

NLS Pharmaceutics Appoints Chad C. Hellmann as Chief Financial Officer

Switzerland/Zurich, June 6, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that Chad C. Hellmann has been appointed to the position of Chief Financial Officer (“CFO”). Serving most recently as CFO and co-portfolio manager of Arcus Ventures, Mr. Hellmann brings to NLS significant expertise in developing and implementing operational strategies and capital markets solutions for life sciences companies. NLS also announces that Subhasis Roy has resigned as Interim CFO and will remain a consultant to the Company through June 30, 2022 to assist with the CFO transition. NLS expresses its deep appreciation to Mr. Roy for his many contributions to the Company.

“Chad’s diverse background as a CFO, strategic advisor and investor brings important skills into the Company at the right time and should serve NLS well, as our Phase 2a results for Quilience® in the treatment of narcolepsy are fast approaching,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “Key objectives for the Company are to evaluate and execute on creative strategies to advance Quilience and our pipeline of novel compounds for central nervous system disorders, and we believe that Chad will be instrumental in helping us structure such initiatives and maximize shareholder value. All of us at NLS extend a warm welcome to Chad.”

“Business execution at NLS since its IPO in early 2021 has been impressive, and with the first prospective clinical trial results for Quilience anticipated next quarter, I am excited to join the leadership team at this critical time,” said Mr. Hellmann. “The opportunity for new narcolepsy treatments is compelling given that the disorder is substantially under-diagnosed and current therapies are suboptimal, with most patients having to take multiple medicines to treat their symptoms. With its novel mechanism of action targeting the orexin receptor, I believe that Quilience has potential to become a game-changing mono-therapy. This year promises to be an exciting one for the Company and I am looking forward to helping NLS deliver on its next set of key milestones.”

Mr. Hellmann joins NLS from Arcus Ventures, where he continues to consult as CFO and co-portfolio manager. He also maintains an advisory role at Rosebank Capital Partners, where he co-created the investment strategy for the long/short fund, which incorporates a liquid private equity approach for micro and small cap public companies in the biotech and cleantech sectors. From 2004 through 2011, Mr. Hellmann served as CFO of Cat Trail Management (“CTM”), a single-family office and partner in Cat Trail Capital (“CTC”), a private equity fund focused on technology, biotech and cleantech companies both in the private and public markets. While at CTM, he led the firm’s private equity fund investing in both debt and equity instruments, where he managed several investments through the bankruptcy process both as a senior secured and subordinated unsecured lender. Additionally, in this role, Mr. Hellmann acquired assets in the Chapter 7 process. Prior to CTC, he founded Bison Ventures, an early-stage venture capital fund focused on investing in media and technology companies. Over the past 15 years, Mr. Hellmann has served on several boards of directors including ET Water, Inc., NuVision, Inc. [Chairman], Vertebron, Inc., and Yachtstore Ltd.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia. Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy is currently ongoing in the United States. Previously, NLS successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD. EAPs have great potential to benefit all stakeholders involved, from the patient who receives the medicine early, to the pharmaceutical company who provides it. Although EAPs can represent a significant undertaking, companies who invest in them should see considerable benefit in terms of launch preparedness, relationship building and market penetration.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected timing of reporting the results for its clinical trial, its potential pipeline and ability to maximize shareholder value and the belief that Quilience has potential to become a game-changing mono-therapy. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

Alpha Bronze, LLC

www.nlspharmaceutics.com